Exhibit 1

MEDIA
RELEASE

THURSDAY 26 APRIL 2018

WESTPAC REAFFIRMS PERFORMANCE OF MORTGAGE PORTFOLIO

Westpac acknowledges recent media and analyst reports in relation to APRA’s 2016 industry review of certain controls on mortgage serviceability requirements.

In 2016, APRA asked Australia’s largest financial institutions to participate in a targeted review looking at the controls, and application of those controls, on the information used in mortgage borrower serviceability. The assessment applied a higher standard than existing legal and regulatory requirements.

Westpac’s report was prepared by PWC who noted that: “…in this Review, lenders, based on the agreed control objectives, are held to a higher standard than the standard of reasonableness as envisaged by the relevant laws and regulations. Therefore, control observations and qualifications of a control should not be directly interpreted as a breach of regulations.”

The review examined a sample of 420 mortgage files. Since the review was delivered, Westpac can confirm that:

•                  It has reassessed the 38 loans that PWC believed would fail the standard using both the information on the credit files (which was available to PWC) and other information available to the bank at the time (which was not part of the PWC review). On this basis all the loans would have been approved, apart from one loan (this loan is currently ahead of its repayments);

•                  Only four of the loans in the sample are currently greater than 30 days past due, of which only one is greater than 90 days past due. This is well below the portfolio average for delinquencies; and

•                  All of the loans in the sample were originated over 18 months ago and are now well matured. Of the original 420 loans, 90 have already been repaid/refinanced.

Westpac has taken the findings of the PWC Report seriously and has used this to guide its ongoing continuous improvement work on its policies and application processes for mortgage origination.

Westpac CFO, Mr Peter King said: “Westpac’s mortgage book continues to perform well as outlined in our most recent Pillar 3 disclosures for 31 December 2017. Our mortgage delinquencies and losses remain low both relative to historical and industry averages.”

At 31 December 2017 Westpac’s mortgage 90+ day delinquencies in Australia were 0.67%.

Westpac will provide an update of its mortgage portfolio quality at its Interim 2018 results expected to be announced on 7 May 2018.

For Further Information
David Lording	Andrew Bowden
Corporate Affairs & Sustainability	Investor Relations
T. 0419 683 411	T. 02 8253 4008
M. 0438 284 863